Complete Management Inc.
       Common Stock
       Cusip # 20452C104

       Item 1   (a).   Complete Management Inc.
       Item 1   (b).   254 West 31st Street
                       New York, N.Y.  10001

       Item 2   (a).   GW Capital, Inc.
       Item 2   (b).   10900 N.E. Eighth St., Suite 235
                       Bellevue, WA 98004
       Item 2   (c).   Not Applicable
       Item 2   (d).   Common Stock
       Item 2   (e).   20452C104

                        Item 3               Investment Advisor registered under
                                     section 203 of the Investment
                                     Advisors Act of 1940

       Item 4   (a).   907,000
       Item 4   (b).   6.4%
       Item 4   (c).   (i)    907,000
                       (ii)   0
                       (iii)  907,000
                       (iv)   0

       Item 5   Not Applicable

       Item 6   Not Applicable

       Item 7   Not Applicable

       Item 8   Not Applicable

       Item 9   Not Applicable

       Item 10  See Typed Signature Below.

       After reasonable inquiry and to the best of my know-ledge and belief, I certify that the information set forth in the statement is true, complete and correct.

       August 6, 1998

       Guy Watanabe

       Guy Watanabe - President